                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            CHINDATA GROUP HOLDINGS LTD
-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Class A Ordinary Shares, par value US $0.00001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    16955F107*
                  --------------------------------------------
                                 (CUSIP Number)

                                 December 31, 2022
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[] Rule 13d-1(c)

[] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information which  would  alter the disclosures provided in a prior cover page.

The information required in the  remainder  of this  cover page shall  not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be  subject  to all other  provisions  of the Act  (however, see the Notes).

*CUSIP represents American Depositary Shares, each representing two Class A
Ordinary Shares

                                Page 1 of 8

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  CUSIP No. 16955F107                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          MY.ALPHA MANAGEMENT HK ADVISORS LIMITED

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only

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 4.   Citizenship or Place of Organization

           Hong Kong

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                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               20,512,854
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               20,512,854

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           20,512,854

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

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11.   Percent of Class Represented by Amount in Row (9)

           5.7%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           FI

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                                Page 2 of 8

-----------------------
  CUSIP No. 16955F107                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          MASAHIKO YAMAGUCHI

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           HONG KONG

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               20,512,854
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               20,512,854

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           20,512,854

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           5.7%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           IN, HC

------------------------------------------------------------------------------

                                Page 3 of 8

Item 1(a).         Name of Issuer:
                   CHINDATA GROUP HOLDINGS LTD

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   No. 47 Laiguangying East Road, Chaoyang District
                   Beijing, 100012 The People's Republic of China

Item 2(a).         Name of Persons Filing:

            (i)    MY.Alpha Management HK Advisors Limited ("MYAM"),
     the investment manager to certain funds and separate managed accounts (collectively, the "Funds"), with respect to Class A
     Ordinary Shares represented by American Depository Shares held
     bY the Funds; and

     (ii)   Masahiko Yamaguchi, being the sole shareholder and control person of MYAM, with respect to Class A Ordinary Shares
     represented by American Depository Shares held by the Funds.

     As investment manager to the Funds, MYAM exercises voting and investment power over the Class A Ordinary Shares represented by American Depository Shares held by the Funds. Mr. Yamaguchi is the sole shareholder and control person of MYAM. Hence, MYAM and Mr. Yamaguchi may be deemed to beneficially own the Class A
     Ordinary Shares represented by American Depository Shares held by the Funds. MYAM and Mr. Yamaguchi are herein referred to as the "Reporting Persons".

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   Level 18, Two Chinachem Central
                   26 Des Voeux Road Central
                   Central, Hong Kong

Item 2(c).         Citizenship:
                   MYAM - Hong Kong
                   Masahiko Yamaguchi - primary residence is Hong Kong

Item 2(d).         Title of Class of Securities:
                   Class A Ordinary Shares, par value US $0.00001 per share

Item 2(e).         CUSIP Number:
                   16955F107

                               Page 4 of 8

Item 3.            If this statement is filed pursuant to Rules 13d-1(b) or
                   13d-2(b) or (c), check whether the person filing is a:

          (a).[_]  Broker or dealer registered under Section 15 of the Act
                   (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_]  Insurance company as defined in Section 3(a)(19) of the Act
                   (15 U.S.C. 78c).

          (d).[_]  Investment company registered under Section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[_]  An investment adviser in accordance with
                   Rule 13d-1(b)(1)(ii)(E);

          (f).[_]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[X]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[_]  A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[X]  A non-U.S. institution in accordance with
                   Rule 13d-1(b)(1)(ii)(J);

          (k).[_]  A group, in accordance with Rule 13d-1(b)(1)(ii)
                   (A) through (K).

    If filing as a non-U.S. institution in accordance with Rule
    13d-1(b)(1)(ii)(J), please specify the type of institution:

    MYAM is licensed by the Hong Kong Securities and Futures
    Commission to carry on a business in Type 4 (advising on
    securities) and Type 9 (asset management) regulated activities.

Item 4.            Ownership.

              The information required by items 4(a) - (c) is set forth in
     Rows 5 - 11 of the cover page for each of the Reporting
     Persons and is incorporated herein by reference.

     The percentages set forth herein are calculated based upon
     359,099,633 Class A Ordinary Shares outstanding as of
     December 31, 2021, as reported by the Issuer on Form 20-F
     filed with the Securities and Exchange Commission on April
     29, 2022.

Item 5.            Ownership of Five Percent or Less of a Class.

      Not Applicable

                               Page 5 of 8

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

      Not Applicable

Item 7.            Identification  and Classification  of the Subsidiary Which
                   Acquired the  Security  Being  Reported  on  by the  Parent
                   Holding Company.

   See Item 2(a) and Item 3.

Item 8.            Identification and Classification of Members of the Group.

      Not Applicable

Item 9.            Notice of Dissolution of Group.

      Not Applicable

Item 10.           Certification.

                    Each Reporting Person hereby makes the following
      certification:

      By signing below each Reporting Person certifies that, to
   the best of my knowledge and belief, (i) the securities
   referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect; and (ii) the foreign regulatory schemes applicable to asset managers
   licensed by the Hong Kong Securities and Futures Commission to carry on a business in  Type 4 (advising on securities)
   and Type 9 (asset management) regulated activities are
   substantially comparable to the regulatory schemes
   applicable to the functionally equivalent U.S. institutions.

      The Reporting Persons also undertake to furnish to the
                    Commission staff, upon request, information that would
                    otherwise be disclosed in a Schedule 13D.

                               Page 6 of 8

                                    SIGNATURES

            After reasonable inquiry and to the best of my knowledge
            and belief,  I certify that the information set forth in
            this statement is true, complete and correct.

Date:  February 10, 2023

             MY.ALPHA MANAGEMENT HK ADVISORS LIMITED
             By:/s/ Kevin Carr
              ----------------------------------------
             Name:  Kevin Carr
             Title:  Director

             MASAHIKO YAMAGUCHI

             By:/s/ Masahiko Yamaguchi
              ----------------------------------------
             Name:  Masahiko Yamaguchi

                               Page 7 of 8

                                EXHIBIT 1

                          JOINT FILING STATEMENT
           PURSUANT TO RULE 13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule
13G is filed on behalf of each of the undersigned and all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  February 10, 2023

             MY.ALPHA MANAGEMENT HK ADVISORS LIMITED
             By:/s/ Kevin Carr
              ----------------------------------------
             Name:  Kevin Carr
             Title:  Director

             MASAHIKO YAMAGUCHI

             By:/s/ Masahiko Yamaguchi
              ----------------------------------------
             Name:  Masahiko Yamaguchi

                               Page 8 of 8